U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING
                            SEC FILE NUMBER 0-20022
                           CUSIP NUMBER 731822 10 2

   [X] Form 10-K [ ] Form 20-F [ ] Form11-K [ ] Form 10-Q [ ] Form N-SAR For Period Ended: January 5, 1997

   [ ] Transition Report on Form 10-K
   [ ] Transition Report on Form 20-K
   [ ] Transition Report on Form 11-K
   [ ] Transition Report on Form 10-Q
   [ ] Transition Report on Form N-SAR
   For the Transition Period Ended:____


   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                  Part III


   Part I - Registrant Information   Part I - Registrant Information
   Pomeroy Computer Resources, Inc.
   1020 Petersburg Road
   Hebron,  Kentucky 41048


   Part II - Rules 12b-25 (b) and (c)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.





   Part III - Narrative

   State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

   The amended annual report on Form 10-K/A for Pomeroy Computer Resources, Inc. as of January 5, 1997, could not be filed within the prescribed time period due to unanticipated delays in the completion of the information required for Part III, Items 10, 11, 12 and 13. Delays were encountered with regard to updating certain information related to the changes in executive compensation plans and information related to a new director.

   Part IV - Other Information


        (1) Name and telephone number of person to contact in regard to this notification:

        Elizabeth A. Horwitz                      (513)852-8207


        (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such report(s).

                                                           [X] Yes   [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [ ] Yes   [X] No
        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        POMEROY COMPUTER RESOURCES, INC.

                 (Name of registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

   Date May 6, 1997                    By /s/ Edwin S. Weinstein

                                       Edwin S. Weinstein
                                       Chief Financial Officer and Chief
                                       Accounting Officer



                                   ATTENTION



   Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).